November 9, 2004


Via Facsimile (404) 962-6658 and U.S. Mail

Thomas O. Powell
Troutman Sanders LLP
600 Peachtree Street, NE
Atlanta, Georgia 30308

Re:	First Commerce Community Bankshares, Inc.
	Schedule 13E-3 filed October 26, 2004
	SEC File No. 5-80105

Dear Mr. Powell:

We have the following comments on the above-referenced filing. All defined terms have the same meaning as in the proxy statement, unless otherwise indicated.

Schedule 13E-3

1. The signature line on page 8 of the Schedule 13E-3 indicates that Mr. Lumpkin is signing on behalf of Unified Financial Services, Inc., rather than on behalf of the registrant, First Commerce
Community Bankshares, Inc. We assume this is a typographical error. Please revise or advise.

Exhibit (a)(3)(i) - Proxy Statement

Summary Term Sheet, page 3

2. Item 1001 of Regulation M-A mandates that the summary term sheet be in bullet point format and that it must briefly describe the most material terms of the transaction. We do not believe your summary meets the standard set by Item 1001. For example, your presentation in lengthy paragraphs is not "user-friendly" nor does it serve to highlight the important aspects of this transaction. Moreover, you present information that isn`t especially important to shareholders seeking to understand only the most material aspects of the reverse stock split. As an example, the fact that you will file an amendment to your articles of incorporation with the Secretary of State of Georgia is not particularly critical to an understanding of this transaction and its effect on shareholders. However, the fact that as a result of the reverse stock split, the ownership of officers and directors as a group will exceed 50% would appear to be. Please revise.

Special Factors - Background of the Transaction, page 10

3. Summarize the October 1, 2004 meetings with TSJ&A, where the valuation opinion and the procedures and assumptions used by TSJ&A were explained to the board. See Item 1015(b) of Regulation M-A.

Description of the Reverse Stock Split - Example 2, page 15

4. In the example you present, a shareholder who owns 1,750 shares of common stock would be entitled to 3.5 shares of common stock after the reverse stock split. Clarify how many shares he or she would receive. We assume that it would be 3 shares; however, elsewhere in the proxy statement, you reference the right to vote fractional shares.

Fairness of the Reverse Stock Split, page 18

5. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are typically considered important in assessing the fairness of the consideration to be paid to unaffiliated shareholders. To the extent that any one or more of such factors were not considered in the context of this transaction, or were considered but given little weight, this may be an important part of the decision making process that shareholders should understand. Please discuss all of the Item 8 factors, or explain why the board did not consider any one in assessing the fairness of the consideration to be paid to shareholders being cashed out in the reverse stock split. If you seek to rely on the analyses performed by TSJ&A to satisfy your
Item 1014 obligation, the board must specifically adopt such analyses.

Financial Information, page 23

6. We are unable to locate the ratio of earnings to fixed charges disclosure required by Item 1010 of Regulation M-A. Please revise to include.

Reservation of Rights, page 25

7. Please briefly describe the factual circumstances under which the board might elect not to proceed with the reverse stock split, despite its approval by shareholders.

Annex B. TSJ&A Valuation Report

8. Exhibit A to this report references management projections of net income and growth for the years 2004-06. Were these the only projections provided by management and used by TSJ&A? Please respond supplementally, with a view to additional disclosure if necessary.

9. Please briefly summarize the material assumptions underlying the projections used in TSJ&A`s analysis.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from First Commerce Community Bankshares acknowledging that:

* the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please respond to these comments by filing a revised preliminary proxy statement and an amended Schedule 13E-3. In addition, submit a response letter via EDGAR, "tagged" as correspondence, that cites the location in your filings of any changes made in response to the above comments or otherwise.

If you do not agree with a comment or comments, please tell us why in your response letter. Please understand that we may have additional comments after reviewing your responses to our comments.

Please direct any questions to me at (202) 942-1773. You may also reach me via facsimile at (202) 942-9638.

						Sincerely,


						Christina Chalk
						Special Counsel
						Office of Mergers and Acquisitions